UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

IDEAYA Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45166A 102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45166A 102	SCHEDULE 13G	Page 2 of 5 Pages

1.	Name of Reporting Person: WuXi Healthcare Ventures II, L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 1,402,141
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,402,141
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,402,141
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 6.89% (1)
12.	Type of Reporting Person: PN

(1)

The percent of class was calculated based upon 20,339,461 shares of the Issuer’s Common Stock outstanding as of December 31, 2019, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2020.

CUSIP No.: 45166A 102	SCHEDULE 13G	Page 3 of 5 Pages

1.	Name of Reporting Person: WuXi Healthcare Management, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 1,402,141
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,402,141
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,402,141
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 6.89% (1)
12.	Type of Reporting Person: OO

(1)

The percent of class was calculated based upon 20,339,461 shares of the Issuer’s Common Stock outstanding as of December 31, 2019, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2020.

CUSIP No.: 45166A 102	SCHEDULE 13G	Page 4 of 5 Pages

Item 1.	(a) Name of Issuer:

IDEAYA Biosciences, Inc.

(b) Address of Issuer’s Principal Executive Offices:

7000 Shoreline Court, Suite 350

South San Francisco, CA 94080

Item 2.	(a)–(c) Name of Person Filing; Address; Citizenship:

(i) WuXi Healthcare Ventures II, L.P., a Cayman Islands limited partnership (the “Fund”); and

(ii) WuXi Healthcare Management, LLC, a Cayman Islands limited liability company (the “General Partner”).

The address of the principal business office of each of the reporting persons is 125 High Street, Suite 2303, Boston, MA 02110

(d) Title of Class of Securities:

Common Stock, $0.0001 par value per share, (the “Common Stock”)

(e) CUSIP Number:

45166A 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,402,141	(1)
(b)	Percent of class:	6.89	% (2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	1,402,141	(1)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	1,402,141	(1)
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)

The Fund directly owns 1,402,141 shares of Common Stock, which represents approximately 6.89% of the outstanding shares of Common Stock. The General Partner is the general partner of the Fund and may be deemed to beneficially own 1,402,141 shares of Common Stock, which represents approximately 6.89% of the outstanding shares of Common Stock.

CUSIP No.: 45166A 102	SCHEDULE 13G	Page 5 of 5 Pages

(2)

The percent of class was calculated based upon 20,339,461 shares of the Issuer’s Common Stock outstanding as of December 31, 2019, as reported in the Issuer’s Form 10-K filed with the SEC on March 24, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: April 23, 2020	WuXi Healthcare Ventures II, L.P.

By: WuXi Healthcare Management, LLC, its General Partner

/s/ Edward Hu
	By:	Edward Hu
	Its:	Director

WuXi Healthcare Management, LLC

/s/ Edward Hu
	By:	Edward Hu
	Its:	Director

Signature Page to Schedule 13G

Reporting Person: WuXi Healthcare Ventures II, L.P. Issuer: IDEAYA Biosciences, Inc.